UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Orchid Cellmark Inc.

(Name of Subject Company (Issuer))

OCM Acquisition Corp. Laboratory Corporation of America Holdings

(Name of Filing Persons (Offeror))

Common Stock, par value $0.001 per share, and, to the extent outstanding, associated preferred stock purchase rights

(Title of Class of Securities)

68573C107

(CUSIP Number of Class of Securities)

F. Samuel Eberts III Senior Vice President and Chief Legal Officer Laboratory Corporation of America Holdings 358 South Main Street Burlington, North Carolina 27215 (336) 229-1127

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Michael J. Silver John H. Booher Hogan Lovells US LLP 100 International Drive, Suite 2000 Baltimore, Maryland 21202 (410) 659-2700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$91,588,968.80	$10,633.48

*	Estimated solely for purposes of calculating the filing fee. This amount assumes the purchase of up to 32,710,346 shares of common stock, par value $0.001 per share, of Orchid Cellmark Inc., and the associated preferred stock purchase rights, at a purchase price of $2.80 per share. The number of shares represents the fully diluted number of shares of common stock outstanding consisting of (i) 29,992,186 shares of common stock outstanding on April 4, 2011, and (ii) 2,718,160 shares of common stock issuable under stock options outstanding on April 5, 2011.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.0001161.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,633.48	Filing Party: OCM Acquisition Corp. and Laboratory Corporation of America Holdings
Form or Registration No.: Schedule TO	Date Filed: April 19, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate boxes below to designate the appropriate rule provisions relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO (as previously amended and supplemented by Amendment No. 1 filed on April 20, 2011, Amendment No. 2 filed on May 2, 2011 and Amendment No. 3 filed on May 5, 2011) filed with the Securities and Exchange Commission on April 19, 2011 (the “Schedule TO”) in connection with the offer by OCM Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Laboratory Corporation of America Holdings, a Delaware corporation (“LabCorp”), to purchase all outstanding shares of common stock, par value $0.001 per share, of Orchid Cellmark Inc., a Delaware corporation (“Orchid Cellmark”), including, to the extent outstanding, the associated preferred stock purchase rights (the “Rights”) issued under the Rights Agreement, dated July 27, 2001, as amended (the “Rights Agreement”), between Orchid Cellmark and American Stock Transfer & Trust Company, as rights agent (such Rights, to the extent outstanding, together with the shares of Orchid Cellmark’s common stock, the “Shares”), at a price of $2.80 per Share in cash, without interest and subject to applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 19, 2011 (the “Offer to Purchase”), a copy of which is filed with and attached to the Schedule TO as Exhibit (a)(1)(A) thereto, and the related Letter of Transmittal and instructions thereto, a copy of which is filed with and attached to the Schedule TO as Exhibit (a)(1)(B) thereto, as they may be amended or supplemented from time to time. This Amendment No. 4 is being filed on behalf of Purchaser and LabCorp.

The information set forth in the Schedule TO remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. All capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Schedule TO.

Item 1, 4, 8 and 11. Summary Term Sheet; Terms of the Transaction; Interest in Securities of the Subject Company; Additional Information.

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“On May 18, 2011, LabCorp announced that Purchaser had extended the Offer, upon the terms and conditions set forth in the Offer to Purchase, until 6:00 p.m., New York City time, on June 1, 2011. The Offer may be further extended as described in the Offer to Purchase. The Offer had been previously scheduled to expire at 5:00 p.m., New York City time on Tuesday, May 17, 2011. The Depositary has advised LabCorp that, as of 5:00 p.m. New York City time, on May 17, 2011, an aggregate of 25,526,141 Shares, or approximately 85.1% of the outstanding Shares, had been validly tendered into, and not withdrawn from, the Offer, including 138,764 Shares tendered through notices of guaranteed delivery.

On May 18, 2011, LabCorp issued a press release announcing, among other things, the extension of the Offer. The full text of the press release issued by LabCorp is set forth as Exhibit (a)(5)(J) hereto and is incorporated by reference herein.

On May 16, 2011, the Rights expired pursuant to the terms of the Rights Agreement, and are therefore no longer outstanding. As a result, Orchid Cellmark stockholders will tender, and Purchaser will, upon the terms and subject to the conditions of the Offer, accept for payment and pay the Offer Price for shares of Common Stock and not the Rights, without interest thereon and subject to any tax withholding.”

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraph after the third paragraph of Section 15—“Certain Legal Matters—Antitrust Matters” of the Offer to Purchase:

“On May 17, 2011, LabCorp received from the FTC a request for additional information under the HSR Act (a “Second Request”) in connection with the purchase of the Shares in the Offer and the Merger. LabCorp intends to cooperate with the FTC’s request for additional information. On May 17, 2011, Orchid Cellmark informed LabCorp that it also received a Second Request and that it intends to cooperate with the FTC’s request for additional information. As a result, the waiting period under the HSR Act will be extended until 11:59 p.m., New York City time, on the tenth day after the parties’ substantial compliance with such requests or until receipt of early termination of the waiting period.”

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraphs after the eighth paragraph of Section 15—“Certain Legal Matters—Legal Proceedings” of the Offer to Purchase:

“On May 3, 2011, the Locke action was consolidated into the Delaware Action. On May 4, 2011, the plaintiffs in the Delaware Action filed a motion for preliminary injunction seeking to enjoin the Offer.

On May 11, 2011, the Superior Court of New Jersey Chancery Division stayed the Ballard, Greenberg and Kletzel actions, finding that the allegations were substantially similar to those made by the plaintiffs in the Delaware Action.

On May 12, 2011, the Court of Chancery for the State of Delaware denied the motion for a preliminary injunction filed in the Delaware Action, finding there was no reasonable likelihood of success on the plaintiffs’ claims for breach of fiduciary duty by the individual directors of Orchid Cellmark’s board of directors and thus no attendant likelihood of success on the plaintiffs’ claims for aiding and abetting a breach of fiduciary duty by Orchid Cellmark, LabCorp, and the Purchaser.

On May 12, 2011, a motion for preliminary injunction was filed in the United States District Court of New Jersey in Tsatsis v. Orchid Cellmark, Inc., (Docket No. 3:11-cv-02508-AET-LHG), seeking to enjoin the Offer and a request was made for an expedited hearing.

On May 13, 2011, the plaintiffs in the Delaware Action filed a motion with the Delaware Supreme Court seeking expedited certification of an interlocutory appeal of their motion for a preliminary injunction.

On May 13, 2011, the United States District Court of New Jersey denied plaintiff’s request for an expedited hearing on its motion for a preliminary injunction.

On May 16, 2011, the Delaware Supreme Court refused to hear the interlocutory appeal in the Delaware Action.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby supplemented by adding the following exhibit:

“(a)(5)(J)        Press release issued by LabCorp on May 18, 2011.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LABORATORY CORPORATION OF AMERICA HOLDINGS

By:	/S/ F. SAMUEL EBERTS III
Name:	F. Samuel Eberts III
Title:	Senior Vice President and Chief Legal Officer

Dated: May 18, 2011

OCM ACQUISITION CORP.

By:	/S/ F. SAMUEL EBERTS III
Name:	F. Samuel Eberts III
Title:	President and Secretary

Dated: May 18, 2011

EXHIBIT INDEX

Exhibit No.	Exhibit

(a)(5)(J)	Press release issued by LabCorp on May 18, 2011.